Mail Stop 3561

November 16, 2005

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087

Re: Traffic.com, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 4, 2005
File No. 333-127973

Dear Mr. Verratti:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

General

1. We continue to evaluate your responses to comments 5, 7 and 18

2. We note that you restated your financial statements to add the discount of $25.4 million to your net loss available to common stockholders in your statement of operations for the fiscal year ended December 31, 2003. As a result, you should:

   - Revise to label your financial statements as restated.
   - In the notes to the financial statements, describe any and all revisions, including the change to earnings per share, and provide the disclosures required by paragraph 37 of APB 20.

- Have your auditors revise to include a reference to the restatement in the auditor report.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Sources of Revenue and Cost of Revenue, page 27</u>

<u>Traffic Data Services, page 29</u>

3.   Refer to your response to comment 6. We note that you have not established an asset retirement obligation associated with the cost of removing your digital sensors because you do not have any reason to believe that the governmental agencies will ask that the sensors be removed. SFAS 143 indicates that uncertainty about whether performance will be required does not defer the recognition of a retirement obligation; rather, that uncertainty is factored in to the measurement of the fair value of the liability through assignment of probabilities to cash flows. Refer to paragraphs A5, A17-A18 and C10-C12 of SFAS 143 and revise or advise.

Further to help us evaluate your response and the magnitude of your asset retirement obligations, please provide us the following information:

- Describe the properties included in your analysis and indicate how many properties are involved;
- Provide the estimated cost of removal per property;
- Give us a better understanding of your contractual removal and remediation responsibilities;
- Tell us in your response letter about the contract terms (i.e. length, renewal options, etc.);
- Tell us in your response letter the assumptions, including the probability of remediation that you used in determining a potential liability. Tell us in your response letter your basis for each of your assumptions; and
- Describe your historical experience with remediation of properties, including the number of sites exited and the range of costs incurred.

<u>Liquidity and Capital Resources, page 38</u>

4.   We note the disclosure you have added regarding your joint and several liability. Please clearly state that joint and several liability means that you could be liable for the entire $6.2 million in compensatory damages, for a total liability of $11.2 million. In addition, please identify the investor.

Critical Accounting Policies and Estimates, page 41

Stock-Based Compensation, page 42

5.   We note your new disclosure in response to our comment 8 and have the following
        additional comments:

- It appears you have changed your description of the approach used to determine
  the fair value of your common stock from July 2003 through March 2005. Please
  revise to provide a more detailed discussion of significant factors, assumptions,
  and methodologies used in determining fair value.
- Please provide a more detailed discussion of each significant factor contributing
  to the difference between the fair value as of the date of each grant and the
  estimated IPO price. Specifically focus the difference between the weighted
  average fair value of $4.92 as of June 30, 2005 and the $12.50 estimated IPO
  price.
- We note your disclosure that you did not obtain a contemporaneous valuation by
  an unrelated valuation specialist of options granted after April 2005 because of
  you practice of using the reassessed value approach and the experience and
  expertise of you directors, most of whom have extensive experience in the
  investment banking and/or venture capital. In this regard;
  - Please explain why a contemporaneous valuation by an unrelated
    valuation specialist was not used for valuation of your common stock for
    all periods discussed.
  - In addition, we believe that a contemporaneous valuation by an unrelated
    valuation specialist shows that an enterprise made a best effort to obtain
    an objective and timely consideration of the significant factors and
    assumptions related to such a valuation. However your disclosure
    suggests that your reassessed value approach is most appropriate. Please
    revise.
- We note your disclosure that in October 2005 you offered your employees who
  were granted options in May and June 2005 the ability to amend the terms of their
  options to increase the exercise price from $0.75 to $4.92 per share. Options to
  purchase an aggregate of 156,280 shares have been amended to date. In this
  regard;
  - Tell us in your response letter why your employees chose to amend to a
    higher exercise price.
  - Tell us in your response letter, in detail, how you considered paragraph
    110 to 115 of EITF 00-23 with regards to the accounting consequence of
    modifying a fixed stock option award to increase the exercise price. Your
    response should address all factors mentioned in paragraph 110 to 115 of
    EITF 00-23.

Robert N. Verratti
Traffic.com, Inc.
November 16, 2005
Page 4

Certain Relationships and Related Party Transactions, page 78

Transactions with 5% or Greater Stockholders, page 78

6.   Please disclose why various TL entities were parties to the settlement agreement with
        ICG.

Transactions with Executive Officers, page 79

7.   Please also disclose the bonuses that your board of directors recently approved paying to
        Messrs. Verratti and Maunder under the description of your officers' executive
        compensation or employment agreements. In addition, please provide an estimate of the
        amount you could pay to Mr. Verratti to cover any tax liability associated with his
        restricted stock.

10. Redeemable convertible preferred stock, page F-24

8.   We note your response to our oral comment issued in conjunction with our written
        comment number 19. However we are not persuaded by your argument that the fair
        value of the Series E-1 approximates the carrying value of the Series A, C and D and
        therefore the exchange of Series A, C, and D preferred stock for Series E-1 preferred
        stock does not affect income/loss available to common stockholders. Considering that
        the Series E-1 is junior to the Series E, it appears to us that the fair value of Series E-1
        should be lower than the Series E.   Further it is not appropriate to aggregate the carrying
        value of Series A, C, and D preferred stock when comparing the carrying value of the old
        preferred to the fair value of the new preferred. Revise or advise accordingly.

Appendix: Road Show Presentation

9.   We note your disclosure on page A-28 that you believe EBITDA is useful "because it is
        widely used to measure a company's operating performance without regard to items such
        as depreciation, which can vary depending on accounting methods and the book value of
        assets, and it helps investors to more meaningfully evaluate and compare the results of
        our operations consistently from period to period." Because all line items on the profit
        and loss statement are subject to fluctuation and others can vary depending upon
        accounting methods, please provide more meaningful disclosure regarding why you
        believe this non-GAAP measure is useful to an investor. Also, since capital items are
        necessary to enable you to generate revenues, it is unclear how a financial measure that
        omits depreciation could be a relevant and useful measure of operating performance.
        Explain in clear language what the core operating performance is and how it is used, and
        clearly explain the items not considered by your non-GAAP performance measure and
        why management believes it is relevant to do so. Please revise.

Item 15, Recent Sales of Unregistered Securities, page II-2

10. We note the new disclosure you provided in response to prior comment 24 regarding the sale of securities in connection with your recapitalization. Please also disclose the conversion ratio for the preferred stockholders who converted their preferred stock to common stock rather than participate in the Series E preferred stock financing.

11. Please provide the disclosure required under Item 701 of Regulation S-K for your sale of Series F preferred stock. Clearly set forth the basis for the exemption from registration you are relying upon for the sale of Series F preferred stock in light of the fact that the Series F financing closed after you filed the registration statement for your initial public offering.

Exhibit 10.8 – Modification to Subcontract dated June 20, 2002, between Signal Solutions, Inc. and Mobility Technologies, Inc.

12. We note the provisions regarding federal funding that may be used to support the provision of free traveler information through a 511 based telephone and a web site that would be accessible to the general public. If material, please consider adding risk factor disclosure to address the possible impact to your business if these services are provided to the public for free. Please also consider adding disclosure regarding these provisions where you discuss this subcontract elsewhere in the registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (212) 841-1010
       Ellen B. Corenswet, Esq.
       Covington & Burling